UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC

(Name of Subject Company (Issuer))

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Robert M. Collins

Partners Group Private Equity (Master Fund), LLC

1114 Avenue of the Americas, 37th Floor

New York, NY 10036

(212) 908-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

July 30, 2025
(Date Tender Offer First Published,

Sent or Given to Security Holders)

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on July 30, 2025, by Partners Group Private Equity (Master Fund), LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase limited liability company Units ("Units") in the Fund in an aggregate amount up to $810,000,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on July 30, 2025.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Units in the Fund ("Members") that desired to tender Units, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, August 26, 2025.

2. As of August 26, 2025, two thousand five hundred and eighty-seven (2,587) Members validly tendered Units and did not withdraw such tenders prior to the expiration of the Offer. The validly tendered Units were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Units tendered pursuant to the Offer was calculated as of September 30, 2025 in the amount of $750,232,196.73.

4. The payment of the purchase price of the Interests or portions of Interests tendered was made in the form of promissory notes issued to each of the Members whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by State Street Bank and Trust Company, the Fund's administrator, on behalf of such Members, in accordance with the terms of the Offer. Six hundred and ninety-eight (698) Members, whose tenders were accepted for purchase by the Fund, did not tender their entire Interests in the Fund; therefore, pursuant to the promissory notes issued to the Members, the Fund paid the Members 100% of the Members’ unaudited net asset value of the Interests tendered. Cash payments in the amount of the unaudited net asset value of the Interests tendered were wired to the accounts designated by such Members. One thousand eight hundred and eighty-nine (1,889) Members, whose tenders were accepted for purchase by the Fund, tendered their entire Interests in the Fund; therefore, pursuant to the promissory notes issued to the Members, the Fund paid the Members at least 95% of the Members’ unaudited net asset value of the Interests tendered (the "Initial Payment"). The Fund will pay the Members a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Interests tendered and purchased as of September 30, 2025 over (2) the Initial Payment. The Post-Audit Payment will be paid promptly after the completion of the Fund's next annual audit. Initial Payments in the amount of at least 95% of the Members’ unaudited net asset value of the Interests tendered were wired to the accounts designated by such Members.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC

By:	/s/ Robert M. Collins
Name:	Robert M. Collins
Title:	President

December 23, 2025

EXHIBIT INDEX

EXHIBIT

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